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                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                     FORM 15

          Certification and Notice of Termination of Registration under
             Section 14(g) of the Securities Exchange Act of 1934 or
                              Suspension of Duty to
           File Reports Under Sections 13 and 15(d) of the Securities
                              Exchange Act of 1934

                         Commission File Number: 0-21633

                         Bristol Retail Solutions, Inc.
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             (Exact name of registrant as specified in its charter)

                  1437 South Jackson, Seattle, Washington 98144
                        Telephone Number: (206) 325-8922
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    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                          Common Stock, par value $.001
            Rights to Purchase Series B Participating Preferred Stock
                Class A Redeemable Common Stock Purchase Warrants
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            (Title of each class of securities covered by this Form)

                                      None
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       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

       Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)     [X]            Rule 12h-3(b)(1)(ii)      [ ]
         Rule 12g-4(a)(1)(ii)    [ ]            Rule 12h-3(b)(2)(i)       [ ]
         Rule 12g-4(a)(2)(i)     [ ]            Rule 12h-3(b)(2)(ii)      [ ]
         Rule 12g-4(a)(2)(ii)    [ ]            Rule 15d-6                [ ]
         Rule 12h-3(b)(1)(i)     [ ]

  Approximate number of holders of record as of the certificate or notice date:

Common Stock - 200 holders as of June 29, 2001
Class A Redeemable Common Stock Purchase Warrants - 150 holders as of June 29, 2001
Rights to Purchase Series B Participating Preferred Stock - 200 holders as of June 29, 2001

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         Pursuant to the requirements of the Securities Exchange Act of 1934
Bristol Retail Solutions, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: July 3, 2001                          BY:      /s/Brian Pearlman
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                                                     Name: Brian Pearlman
                                                     Title:   Corporate Counsel

INSTRUCTION: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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